Exhibit 99.1

Weibo Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, China – December 28, 2020 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

"We are pleased with Weibo's recovery momentum," said Gaofei Wang, CEO of Weibo. "Weibo’s KA business delivered broad-based recovery, with a record high number of brand customers marketing with us. We are glad to see brands increasingly recognize Weibo’s unique value proposition in reaching young audience, leveraging KOL’s influence and serving brand plus performance needs. For performance ad business, we continued to drive value for customers, with team’s solid execution on advertising system upgrade, ad product optimization and ROI improvement," said Mr. Wang.

Third Quarter 2020 Highlights

•	Net revenues were $465.7 million, flat year-over-year or a decrease of 4% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $416.7 million, an increase of 1% year-over-year.

•	Value-added service (“VAS”) revenues were $49.1 million, a decrease of 11% year-over-year.

•	Net income attributable to Weibo was $33.8 million and diluted net income per share was $0.15.

•	Non-GAAP net income attributable to Weibo was $152.9 million and non-GAAP diluted net income per share was $0.66.

•	Monthly active users ("MAUs") were 511 million in September 2020, a net addition of approximately 14 million users on year-over-year basis. Mobile MAUs represented approximately 94% of MAUs.

•	Average daily active users ("DAUs") were 224 million in September 2020, a net addition of approximately 8 million users on year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2020 had been the same as it was in the third quarter of 2019, or RMB 7.02=US$1.00.

Third Quarter 2020 Financial Results

For the third quarter of 2020, Weibo’s total net revenues were $465.7 million, compared to $467.8 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2020 were $416.7 million, an increase of 1% compared to $412.5 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $387.5 million, a decrease of 1% compared to $393.3 million for the same period last year.

VAS revenues for the third quarter of 2020 were $49.1 million, a decrease of 11% year-over-year compared to $55.3 million for the same period last year, which was primarily resulted from the decrease of live streaming revenues, and was partially offset by the increase in membership revenues.

Costs and expenses for the third quarter of 2020 totaled $304.8 million, an increase of 3% compared to $295.2 million for the same period last year. The increase was primarily due to higher bad debt provision and personnel related costs, partially offset by decreased marketing spend. Non-GAAP costs and expenses were $286.4 million, compared to $277.5 million for the same period last year.

Income from operations for the third quarter of 2020 was $161.0 million, compared to $172.5 million for the same period last year. Non-GAAP income from operations was $179.4 million, compared to $190.2 million for the same period last year.

Non-operating loss for the third quarter of 2020 was $97.5 million, compared to an income of $5.3 million for the same period last year. Non-operating loss for the third quarter of 2020 mainly included (i) a $110.0 million non-deductible impairment charge on equity and loan investments in an investee in e-commerce business, which is excluded under non-GAAP measures; (ii) a $10.1 million net gain from fair value change of investments, which is excluded under non-GAAP measures; and (iii) a $6.3 million net interest and other income.

Income tax expenses were $30.0 million, compared to $31.4 million for the same period last year.

Net income attributable to Weibo for the third quarter of 2020 was $33.8 million, compared to $146.2 million for the same period last year. Diluted net income per share attributable to Weibo for the third quarter of 2020 was $0.15, compared to $0.64 for the same period last year. Non-GAAP net income attributable to Weibo for the third quarter of 2020 was $152.9 million, compared to $176.1 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the third quarter of 2020 was $0.66, compared to $0.77 for the same period last year.

As of September 30, 2020, Weibo’s cash, cash equivalents and short-term investments totaled $3.18 billion. For the third quarter of 2020, cash provided by operating activities was $235.2 million, capital expenditures totaled $10.7 million, and depreciation and amortization expenses amounted to $7.7 million.

Business Outlook

For the fourth quarter of 2020, Weibo estimates its net revenues to increase by 1% to 3% year-over-year on a constant currency basis. This forecast includes revenues estimate of an interactive entertainment company which was acquired and consolidated to the Company in November 2020 and represents approximately 2% of our revenues estimate this quarter. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on December 28, 2020 (or 7:00 PM – 8:00 PM Beijing Time on December 28, 2020) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/5558304

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 PM China Standard Time on December 28, 2020 to 20:59 PM China Standard Time on January 5, 2021. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	5558304

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA represents non-GAAP net income attributable to Weibo, excluding interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2020	2019	2020	2020	2019
Net revenues:
Advertising and marketing	$416,672	$412,489	$340,584	$1,032,678	$1,124,290
Value-added service	49,067	55,264	46,809	143,843	174,476
Net revenues	465,739	467,753	387,393	1,176,521	1,298,766

Costs and expenses:
Cost of revenues (1)	77,198	73,471	63,584	214,892	238,260
Sales and marketing (1)	105,263	129,411	112,118	316,483	341,967
Product development (1)	83,511	69,036	75,961	233,881	209,257
General and administrative (1)	38,813	23,323	29,545	86,111	62,435
Total costs and expenses	304,785	295,241	281,208	851,367	851,919
Income from operations	160,954	172,512	106,185	325,154	446,847

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net	(103,787)	644	117,379	10,654	(3,513)
Interest and other income , net	6,311	4,665	15,085	34,301	33,445
	(97,476)	5,309	132,464	44,955	29,932

Income before income tax expenses	63,478	177,821	238,649	370,109	476,779
Income tax expenses	(30,003)	(31,362)	(40,744)	(86,630)	(78,508)
Net income	33,475	146,459	197,905	283,479	398,271

Less: Net income (loss) attributable to non-controlling interests	(323)	290	(511)	(843)	(1,336)
Net income attributable to Weibo	$33,798	$146,169	$198,416	$284,322	$399,607

Basic net income per share attributable to Weibo	$0.15	$0.65	$0.88	$1.25	$1.77
Diluted net income per share attributable to Weibo	$0.15	$0.64	$0.86	$1.25	$1.76

Shares used in computing basic net income per share attributable to Weibo	227,110	225,610	226,678	226,728	225,268
Shares used in computing diluted net income per share attributable to Weibo	227,793	233,126	233,983	227,352	233,019

(1) Stock-based compensation in each category:
Cost of revenues	$1,407	$1,533	$1,155	$3,909	$3,763
Sales and marketing	2,623	2,899	2,047	6,886	7,067
Product development	8,438	7,828	7,543	22,890	20,504
General and administrative	5,129	4,637	4,149	14,100	12,592

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,411,929	$1,452,985
Short-term investments	1,764,535	951,235
Accounts receivable, net	440,495	422,225
Prepaid expenses and other current assets	408,055	424,905
Amount due from SINA(1)	615,928	384,828
Current assets subtotal	4,640,942	3,636,178

Property and equipment, net	57,052	46,729
Goodwill and intangible assets, net	45,139	46,513
Long-term investments	1,201,593	1,027,459
Other assets	34,057	47,307
Total assets	$5,978,783	$4,804,186

Liabilities and Shareholders' Equity
Liabilities:
Current liabilities:
Accounts payable	$114,545	$126,247
Accrued expenses and other current liabilities	452,613	465,580
Deferred revenues	153,935	108,783
Income tax payable	110,414	100,245
Current liabilities subtotal	831,507	800,855

Long-term liabilities:
Convertible debt	891,364	888,266
Senior notes	1,535,537	793,985
Other long-term liabilities	48,040	39,261
Total liabilities	3,306,448	2,522,367

Shareholders' equity :
Weibo shareholders' equity	2,673,615	2,283,267
Non-controlling interests	(1,280)	(1,448)
Total shareholders' equity	2,672,335	2,281,819

Total liabilities and shareholders' equity	$5,978,783	$4,804,186

(1) Included short-term loans to and interest receivable from SINA of $537.9 million as of September 30, 2020 and $236.6 million as of December 31, 2019.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands, except per share data)

	Three months ended
	September 30, 2020					September 30, 2019						June 30, 2020

				Non-GAAP						Non-GAAP						Non-GAAP
	Actual	Adjustments		Results		Actual		Adjustments		Results		Actual		Adjustments		Results
Advertising and marketing	$416,672			$416,672		$412,489				$412,489		$340,584				$340,584
Value-added service	49,067			49,067		55,264				55,264		46,809				46,809
Net revenues	$465,739			$465,739		$467,753				$467,753		$387,393				$387,393

		(17,597	)(a)					(16,897	)(a)					(14,894	)(a)
		(836	)(b)					(825	)(b)					(816	)(b)
Total costs and expenses	$304,785	$(18,433)		$286,352		$295,241		$(17,722)		$277,519		$281,208		$(15,710)		$265,498

		17,597	(a)					16,897	(a)					14,894	(a)
		836	(b)					825	(b)					816	(b)
Income from operations	$160,954	$18,433		$179,387		$172,512		$17,722		$190,234		$106,185		$15,710		$121,895

		17,597	(a)					16,897	(a)					14,894	(a)
		836	(b)					825	(b)					816	(b)
		103,787	(c)					(644	)(c)					(117,379	)(c)
		(3,658	)(d)					11,596	(d)					3,389	(d)
		(21	)(e)					(21	)(e)					112	(e)
		(1,062	)(f)					(122	)(f)					12,882	(f)
		1,595	(g)					1,360	(g)					1,369	(g)
Net income attributable to Weibo	$33,798	$119,074		$152,872		$146,169		$29,891		$176,060		$198,416		$(83,917)		$114,499

Diluted net income per share attributable to Weibo	$0.15			$0.66	*	$0.64	*			$0.77	*	$0.86	*			$0.50	*

Shares used in computing diluted net income per share attributable to Weibo	227,793	6,753	(h)	234,546		233,126				233,126		233,983				233,983

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$152,872						$176,060						$114,499
Interest income,net				(4,340)						(16,785)						(12,635)
Income tax expenses				31,065						31,484						27,862
Depreciation expenses				6,894						5,503						6,074
Adjusted EBITDA				$186,491						$196,262						$135,800

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands, except per share data)

	Nine months ended
	September 30, 2020					September 30, 2019
				Non-GAAP						Non-GAAP
	Actual	Adjustments		Results		Actual		Adjustments		Results
Advertising and marketing	$1,032,678			$1,032,678		$1,124,290				$1,124,290
Value-added service	143,843			143,843		174,476				174,476
Net revenues	$1,176,521			$1,176,521		$1,298,766				$1,298,766

		(47,785	)(a)					(43,926	)(a)
		(2,480	)(b)					(2,534	)(b)
Total costs and expenses	$851,367	$(50,265)		$801,102		$851,919		$(46,460)		$805,459

		47,785	(a)					43,926	(a)
		2,480	(b)					2,534	(b)
Income from operations	$325,154	$50,265		$375,419		$446,847		$46,460		$493,307

		47,785	(a)					43,926	(a)
		2,480	(b)					2,534	(b)
		(10,654	)(c)					3,513	(c)
		(5,554	)(d)					10,025	(d)
		94	(e)					(1,654	)(e)
		11,992	(f)					(375	)(f)
		4,333	(g)					3,432	(g)
Net income attributable to Weibo	$284,322	$50,476		$334,798		$399,607		$61,401		$461,008

Diluted net income per share attributable to Weibo	$1.25			$1.47	*	$1.76	*			$2.01	*

Shares used in computing diluted net income per share attributable to Weibo	227,352	6,753	(h)	234,105		233,019				233,019

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$334,798						$461,008
Interest income, net				(30,324)						(46,641)
Income tax expenses				74,638						78,883
Depreciation expenses				18,942						16,699
Adjusted EBITDA				$398,054						$509,949

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.
(d)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.
(e)	To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.
(f)	To exclude the provision for income tax related to item (b) and (c). Other non-GAAP to GAAP reconciling items have no income tax effect.
The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.
(g)	To exclude the amortization of convertible debt and senior notes issuance cost.
(h)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

* Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2020	2019	2020	2020	2019
Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$387,517	$393,331	$304,838	$940,210	$1,064,378
Alibaba	29,155	19,158	35,746	92,468	59,912
Subtotal	416,672	412,489	340,584	1,032,678	1,124,290

Value-added service	49,067	55,264	46,809	143,843	174,476
	$465,739	$467,753	$387,393	$1,176,521	$1,298,766